CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 29, 2010, with respect to the consolidated financial statements of **Rubicon Minerals Corporation** as at and for the years ended December 31, 2009 and 2008 included in this amended annual report on Form 40-F and Annual Information Form, filed with the U.S. Securities and Exchange Commission.

De Visser Gray LLP

DeVisser Gray LLP, Chartered Accountants
Vancouver, BC, Canada

June 30, 2010